NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE
STATED SECURITIES

NYSE Arca, Inc. hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 12, 2006, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on July 1, 2006 (Saturday),
instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between Remington Oil and Gas Corporation and Helix Energy Solutions Group, Inc. became effective on July 1, 2006 (Saturday). Each share of Common stock of Remington Oil and Gas Corporation was converted into 0.436 of a share of Common Stock of Helix Energy Solutions Group, Inc. and $27.00 in cash for each share of Common Stock of Remington Oil and Gas Corporation.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on July 3, 2006.